

June 19 2020

<u>Via E-mail</u>

Joseph E. Teichman, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

     Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
            Schedule TO-I filed June 15, 2020
            File No. 005-86416

Dear Mr. Teichman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of your filing listed above. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in your filing.

Schedule TO-I

<u>Exhibit (a)(1)(A) – Offer to Purchase</u>

1. Expand to explain how the $5.00 per Share Purchase Price was determined. Stating that you simply chose "a price that is higher than the MacKenzie Offer price" is not helpful, since there is still a significant discrepancy between your Purchase Price and the net asset value disclosed by Lightstone of $11.82 as of September 30, 2019. In addition, we note that last year, you conducted an issuer tender offer in response to an earlier mini-tender offer by MacKenzie at an offer price of $7.00 per Share.

Conditions of the Offer, pages 16-18

2. All offer conditions in a tender offer must be objective and outside the control of the bidder in a tender offer to avoid implicating Regulation 14(e)'s prohibition on illusory offers. In the first paragraph in this section, delete the phrase "regardless of the circumstances giving rise to the event or events." This language impermissibly implies that conditions could be triggered by the action or inactions of the bidder. Similarly, revise the language in the first sentence of the last paragraph of this section on page 18.

3. Refer to the second bullet point on page 17. So that shareholders may understand the scope of your Offer, describe the "contemplated benefits … of the Offer."

4. Also on page 17, revise to explain what is meant by a "limitation on prices for" securities on any U.S. exchange. Alternatively, delete this language.

5. Refer to the second bullet point at the top of page 18. See our comment above regarding the need to enumerate the contemplated benefits of the Offer to you, so that shareholders can understand the parameters of the Offer.

6. Revise the third bullet point at the top of page 18 to clarify whether you are aware of any such required permits, authorizations or approvals required to be obtained to complete the Offer.

7. Refer to the fifth bullet point on page 18. All Offer conditions must be satisfied or waived as of the expiration of the Offer, not the time of purchase of Shares in the Offer, which could be several days later. Please revise this condition.

8. See our last comment. With respect to the condition related to the MacKenzie Offer, clarify how this will work logistically, since it appears the two Offers are scheduled to expire at the same time.

9. All conditions must be objectively verifiable and outside the control of the bidder in the tender offer. To the extent a bidder reserves the right to assert an offer condition based upon its own judgement, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Accordingly, please delete or revise the following language indicating that you may terminate the Offer if any action has been taken "by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, *in our reasonable judgment*" (emphasis added).

10. Refer to the following disclosure in the last paragraph of this section on page 18: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or omission to act by us), and may be waived by us, in whole or in part, at any time…" See our comment

above regarding conditions implicated by bidder's own action or inaction. In addition, this statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without you making a disclosure. To the extent you become aware of any condition being triggered that would enable you to terminate the Offer, and you elect to proceed with the Offer anyway, we view that decision as tantamount to a waiver of the condition. If a condition is waived, a material change has likely occurred, requiring revised disclosure and (potentially) an extension of the Offer. Please revise this language and the following similar language later in the same paragraph: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired and be terminated."

<u>Miscellaneous, page 27</u>

11. While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to the all-holders provisions in Rule 13e-4(f)(8)(i) and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of Shares in certain jurisdictions.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions